Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Hologic, Inc. for the registration of common stock, preferred stock, debt securities, rights, warrants, purchase contacts and units and to the incorporation by reference therein of our reports dated November 26, 2007, with respect to the consolidated financial statements of Hologic, Inc. and the effectiveness of internal control over financial reporting of Hologic, Inc., included in its Annual Report on Form 10-K for the year ended September 29, 2007, filed with the Securities and Exchange Commission.

/S/    ERNST & YOUNG LLP

November 28, 2007

Boston, Massachusetts